GlaxoSmithKline plc S-8

Exhibit 4.3

AMENDMENT NO. 1

TO THE

GSK 401(k) PLAN

(effective January 1, 2017)

Pursuant to resolutions of the Board of Managers of GlaxoSmithKline LLC, adopted December 15, 2017, the GSK 401(k) Plan (the “Plan”) is amended as follows, effective as of January 1, 2017, except as otherwise provided herein:

1.            The definition of “Roth Contribution Account” under the definition of “Account” in Article I of the Plan is hereby amended in its entirety to read as follows:

“‘Roth Contribution Account’ – the Account to which are credited a Participant’s Roth Contributions, adjusted for income, gains and losses thereon.”

2.             Effective as of the applicable dates of transfer referenced below, the definition of “Prior Company Matching Contribution” in Article I of the Plan is hereby amended by adding new subsections (l), (m) and (n) each reading as follows:

“(l)         Effective on the date of the transfer of plan assets into the Plan, for purposes of Section 6.4, amounts denominated under the Novamin Technology, Inc. Retirement Plan and Trust as “matching contributions” and “non-elective contributions,” “profit sharing contributions”, “discretionary contributions,” or any other employer contributions, plus any earnings or minus any losses thereon;

(m)         Effective on the date of the transfer of plan assets into the Plan, for purposes of Section 6.4, amounts denominated under the Tempero 401K Plan as “matching contributions” and “non-elective contributions,” “profit sharing contributions”, “discretionary contributions,” or any other employer contributions, plus any earnings or minus any losses thereon; and

(n)          Effective on the date of the transfer of plan assets into the Plan, for purposes of Section 6.4, amounts denominated under the Human Genome Sciences, Inc. 401(k) Plan as “matching contributions” and “non-elective contributions,” “profit sharing contributions”, “discretionary contributions,” or any other employer contributions, plus any earnings or minus any losses thereon.”

3.            The definition of “Roth Contributions” in Article I of the Plan is hereby amended in its entirety to read as follows:

“‘Roth Contributions’ means, for any Participant, designated contributions described in section 402A(c)(1) of the Code made on or after October 1, 2009 pursuant to Section 3.1.1.2 by the Company at the Participant’s election; provided that Roth Contributions shall also include amounts denominated as Roth contributions as described in section 402A(c)(1) of the Code under a plan merged into the Plan or a plan of which its assets or portion of its assets are transferred to the Plan.”

4.            Effective March 5, 2013, Section 6.1.3 of the Plan is hereby amended by in its entirety to read as follows:

“6.1.3. The total amount of his Prior Company Matching Contribution Account and that portion of the Puerto Rico Employee Account, if any, attributable to such Prior Company Matching Contributions; provided, however, that the portion of the Prior Company Matching Contribution Account attributable to Human Genome Sciences, Inc. 401(k) Plan was not eligible for regular withdrawals pursuant to this Section 6.1 between March 5, 2013 and May 31, 2017.”

5.            Schedule B of the Plan is hereby amended by adding the following to the Acquisition Table:

Acquired / Affiliated Company	Eligibility Service Effective Date
NovaMin Technology, Inc.	December 21, 2010
Human Genome Sciences, Inc.	September, 24, 2012 or December 17, 2012
Tempero Phamaceuticals, Inc.	October 20, 2014

Executed this ___ day of December, 2017.

GLAXOSMITHKLINE LLC

By: